Exhibit 99.2

Genius Sports Reports 31% Revenue Growth and 21% Adjusted EBITDA Growth; Raises 2026 Guidance, Targeting 28% Adjusted EBITDA Margin Following Legend Acquisition

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Following the close of the Legend acquisition, 2026 Group Revenue and Adjusted EBITDA guidance increased to $990 million to $1.01 billion and $270 to 280 million, respectively
•
Full Year 2026 Group Adjusted EBITDA Margin target increased from 23% to 28%
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Group Revenue of $188.0m, representing 31% growth year-over-year

LONDON & NEW YORK, May 7, 2026 – Genius Sports Limited (NYSE:GENI) (“Genius Sports,” “Genius” or the “Group”), the operating system of modern sport, today announced financial results for its fiscal first quarter ended March 31, 2026.

“Our first quarter results underscore the durability and visibility of our business model, with strong revenue growth across both Betting and Media driven by long-term contracts, expanding customer relationships, and delivery of new products across the global sports and betting ecosystem,” said Mark Locke, Genius Sports Founder and CEO. “With the acquisition of Legend now complete, we are expanding our platform deeper into fan engagement and participation, creating new opportunities across sports, media and iGaming. The combination strengthens our long-term growth profile, enhances monetization across our ecosystem, and is expected to drive meaningful margin expansion and cash flow over time.”

$ in thousands	Q126	Q125%
Group Revenue	187,952	143,991	30.5%
Betting Technology, Content & Services	146,213	109,708	33.3%
Media Technology, Content & Services	41,739	34,283	21.7%
Group Net Loss	(55,470)	(8,198)	(576.6%)
Group Adjusted EBITDA	23,982	19,775	21.3%
Group Adjusted EBITDA Margin	12.8%	13.7%	(90	bps)

Q1 2026 Financial Highlights

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Group Revenue: Group revenue increased $44.0 million year-over-year to $188.0 million.
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Betting Technology, Content & Services: Revenue increased 33% year-over-year to $146.2 million, driven primarily by growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services, growth and expansion in existing markets, and new service offerings.
o
Media Technology, Content & Services: Revenue increased 22% year-over-year to $41.7 million, driven by an increase in sales of products built on GeniusIQ technology and the launch of our Moment Engine.
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Group Net Loss: Group net loss was ($55.5 million) in the first quarter ended March 31, 2026, representing a $47.3 million increase compared to the ($8.2 million) loss in the first quarter ended March 31, 2025. This primarily reflects foreign currency movements, stock-based compensation, and one-time Legend transaction expenses.
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Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $24.0 million in the quarter, representing a 21% increase compared to the $19.8 million reported in the first quarter ended March 31, 2025. Group Adjusted EBITDA Margin of 12.8% reflects the timing of growth investments, with full-year guidance implying meaningful margin expansion in the second half of 2026.

Q1 2026 Business Highlights

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Delivered a record-breaking March Madness in our first year as the NCAA’s exclusive official data provider, driving increased in-play betting, strong operator performance, best-in-class uptime, and enhanced betting integrity
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Integrated the Moment Engine with partners spanning agencies, broadcasters, SSPs, and demand platforms, including Publicis Sports, DIRECTV Advertising, Equativ, FreeWheel, Index Exchange, Magnite, OpenX, PubMatic, and The Weather Company
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Partnered with WPP Media to pioneer holistic sports media advertising intelligence and launch WPP Brand Sports
Momentum Score, a new intelligence tool that identifies the right sports, audiences, and moments to invest in to drive year-round engagement and ROI
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Announced new partnership with Magnite, embedding official live sports moments into scaled programmatic infrastructure
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Entered into a wide-ranging integrity, technology and AI partnership with the Pac-12 to power authorized betting, moment-based advertising, and performance analysis
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Launched BetVision for Tennis in partnership with Infront to enhance live betting experiences
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Launched exclusive augmented advertising platform with NBC Sports Regional Networks, unlocking real-time AI-powered contextual advertising on NBA broadcasts
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After the reporting period:
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Announced the close of the acquisition of Legend on May 1, 2026
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Struck a landmark technology and AI partnership with Liga MX, powering a suite of dynamic advertising, enhanced broadcast, officiating and performance solutions to drive the future of Mexican soccer

Financial Outlook

With the acquisition of Legend, Genius Sports expects to generate Group Revenue of $990 million to $1.01 billion and Group Adjusted EBITDA of $270 to $280 million in the full year of 2026. This is raised from prior full year 2026 Group Revenue guidance of $810 to $820 million and Group Adjusted EBITDA guidance of $180 to $190 million. This implies a Group Adjusted EBITDA Margin of approximately 28% at the midpoint, raised from the prior estimate of approximately 23%.

In the fiscal second quarter ending June 30, 2026, Genius Sports also expects to generate Group Revenue and Adjusted EBITDA of approximately $185 million and $45 million, respectively, which includes the combination of the two companies beginning May 1, 2026.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended March 31,
	2026	2025
Revenue	$187,952	$143,991
Cost of revenue	144,628	108,789
Gross profit	43,324	35,202
Operating expenses:
Sales and marketing	13,669	11,413
Research and development	11,402	8,946
General and administrative	53,915	34,535
Transaction expenses	7,503	732
Total operating expenses	86,489	55,626
Loss from operations	(43,165)	(20,424)
Interest (expense) income, net	(928)	437
Loss on disposal of assets	(73)	(12)
Impairment of equity method investment	(1,735)	—
(Loss) gain on foreign currency	(9,697)	12,249
Total other (expense) income	(12,433)	12,674
Loss before income taxes	(55,598)	(7,750)
Income tax benefit (expense)	85	(542)
Gain from equity method investment	43	94
Net loss	$(55,470)	$(8,198)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.21)	$(0.03)
Weighted average common stock outstanding:
Basic and diluted	269,373,708	248,432,320

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$197,444	$280,559
Accounts receivable, net	109,896	130,340
Contract assets	53,439	57,358
Prepaid expenses	64,527	66,150
Other current assets	11,927	15,276
Total current assets	437,233	549,683
Property and equipment, net	34,825	32,322
Intangible assets, net	143,028	144,203
Operating lease right-of-use assets	28,090	28,321
Goodwill	338,049	338,049
Deferred tax asset	1,696	1,643
Investments	30,943	32,585
Other assets	3,804	3,481
Total assets	$1,017,668	$1,130,287
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$61,250	$112,246
Accrued expenses	112,916	118,017
Deferred revenue	74,602	97,098
Operating lease liabilities, current	5,011	5,024
Other current liabilities	20,178	20,498
Total current liabilities	273,957	352,883
Deferred tax liability	6,787	7,186
Operating lease liabilities, non-current	25,539	25,471
Other liabilities	16,286	20,272
Total liabilities	322,569	405,812
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 261,644,124 shares issued and 257,538,176 shares outstanding at March 31, 2026; unlimited shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding at December 31, 2025	2,616	2,504
B Shares, $0.0001 par value, 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at March 31, 2026; 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2025	1	1
Additional paid-in capital	2,010,131	1,992,257
Treasury stock, at cost, 4,105,948 shares at March 31, 2026 and December 31, 2025	(17,653)	(17,653)
Accumulated deficit	(1,254,578)	(1,199,108)
Accumulated other comprehensive loss	(45,418)	(53,526)
Total shareholders’ equity	695,099	724,475
Total liabilities and shareholders’ equity	$1,017,668	$1,130,287

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2026	2025
Cash Flows from operating activities:
Net loss	$(55,470)	$(8,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,980	16,396
Loss on disposal of assets	73	12
Stock-based compensation	21,258	12,835
Non-cash consideration, net	(15,133)	—
Non-cash interest expense, net	938	—
Non-cash lease expense	1,531	839
Amortization of contract costs	339	362
Deferred income taxes	(452)	(174)
Provision for expected credit losses	747	95
Gain from equity method investment	(43)	(94)
Impairment of equity method investment	1,735	—
Loss (gain) on foreign currency remeasurement	9,338	(12,382)
Changes in operating assets and liabilities
Accounts receivable	21,369	3,802
Contract assets	3,919	(1,015)
Prepaid expenses	16,848	(9,998)
Other current assets	3,081	(642)
Other assets	(394)	(1,038)
Accounts payable	(50,996)	3,302
Accrued expenses	(8,372)	(12,361)
Deferred revenue	(27,715)	(15,193)
Other current liabilities	(8,653)	(6,549)
Operating lease liabilities	(1,341)	(797)
Net cash used in operating activities	(66,413)	(30,798)
Cash flows from investing activities:
Purchases of property and equipment	(5,338)	(4,124)
Capitalization of internally developed software costs	(12,275)	(13,349)
Distributions from equity method investments	3,521	2,498
Purchases of intangible assets	(84)	—
Net cash used in investing activities	(14,176)	(14,975)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	—	144,000
Repayment of loans and mortgage	—	(5)
Net cash provided by financing activities	—	143,995
Effect of exchange rate changes on cash and cash equivalents	(2,526)	2,201
Net (decrease) increase in cash, cash equivalents and restricted cash	(83,115)	100,423
Cash, cash equivalents and restricted cash at beginning of period	280,559	135,239
Cash, cash equivalents and restricted cash at end of period	$197,444	$235,662
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$1,216	$644
Cash (received) paid during the period for income taxes	$(984)	$919
Supplemental disclosure of noncash investing and financing activities:
Cash-settled withholding tax on stock‑based compensation	$3,272	$—

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	2026	2025
	(dollars, in thousands)
Net loss	$(55,470)	$(8,198)
Adjusted for:
Net, interest expense (income)	928	(437)
Income tax (benefit) expense	(85)	542
Amortization of acquired intangibles (1)	2,725	2,182
Other depreciation and amortization (2)	18,594	14,576
Stock-based compensation (3)	30,904	17,312
Transaction expenses	7,503	732
Litigation and related costs (4)	6,037	3,368
Impairment of equity method investment	1,735	—
Loss (gain) on foreign currency	9,697	(12,249)
Other (5)	1,414	1,947
Adjusted EBITDA	$23,982	$19,775

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by Genius relating to discrete and non-routine legal proceedings that are not part of the normal operations of Genius’ business. For the three months ended March 31, 2026, legal proceedings included Sportscastr litigation, dMY litigation, and Volleystation litigation (as described in Note 16 – Commitments and Contingencies). For the three months ended March 31, 2025, legal proceedings included Sportscastr litigation and dMY litigation. All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs, non-recurring compensation payments, tax penalties, gain/loss on disposal of assets, professional fees for finance transformation project, and expenses incurred related to earn-out payments on historical acquisitions.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s first quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. As the operating system of modern sport, our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences across the entire sports industry.

We are the trusted partner to over 1,000 organizations across the sports ecosystem, including many of the world’s largest leagues, teams, sportsbooks, brands, advertising agencies and broadcasters, such as the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, Coca-Cola, EA Sports, Publicis, WPP, CBS, NBC and ESPN.

Genius Sports is uniquely positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

We present Group adjusted EBITDA, Group adjusted EBITDA margin and Free Cash Flow, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency. Group adjusted EBITDA margin is defined as Group adjusted EBITDA as a percentage of Group Revenue. Free Cash Flow is defined as Group adjusted EBITDA less capitalization of internally developed software costs, purchases of property and equipment, changes in net working capital, and taxes.

Group Adjusted EBITDA, Group Adjusted EBITDA margin and Free Cash Flow are used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes these measures are useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA, Group Adjusted EBITDA margin and Free Cash Flow may not be comparable to other similarly titled performance measures of other companies. These measures are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of non-GAAP measures on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Important Cautionary Note About Combined Financial Information and Projections

The projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Genius Sports.

Our independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this press release and, accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. The assumptions and estimates underlying the projected information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected information. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described below and in Genius’ filings with the U.S. Securities and Exchange Commission. Accordingly, there can be no assurance that our actual results will not differ materially from those presented in the projected information. Inclusion of the projected information in this press release should not be regarded as a representation by any person that the results contained in the projected information will be achieved.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to the results of the combined company, the benefits from the acquisition of Legend (the “Transaction”) and our updated financial outlook. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the outcome of any legal proceedings related to the Transaction or otherwise, including the risk of shareholder litigation in connection with the Transaction, including resulting expense; the ability of the combined company to successfully manage legal, tax and regulatory risks relating to the Transaction; difficulties and delays in integrating Legend’s business into that of Genius’ business; failing to fully realize anticipated cost savings and other anticipated benefits of the Transaction when expected or at all; business disruptions from the Transaction that will harm the combined company’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the completion of the Transaction; the ability of the combined company to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the ordinary shares of Genius following the Transaction, including the dilution caused by Genius’ issuance of additional shares as earn-out consideration; the continued availability of capital and financing following the Transaction; the effects of global economic, political, market, and social events or other conditions; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; our share repurchase program; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents or communications to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Tony Marlow, Chief Marketing Officer

+1 (917) 767-9826

tony.marlow@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com